Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY
ii)
Chase Nominees Limited	1,626,100
Nortrust Nominees	1,243,406
Mellon Nominees (UK) Limited	80,700

iii)	CAPITAL INTERNATIONAL LIMITED
State Street Nominees Limited	282,800

1

Bank of New York Nominees	15,685,653
Northern Trust	4,701,960
Chase Nominees Limited	9,071,700
Midland Bank plc	540,900
Bankers Trust	101,100
Barclays Bank	208,100
Citibank London	1,696,248
Morgan Guaranty	705,200
Nortrust Nominees	8,048,300
Royal Bank of Scotland	1,686,900
State Street Bank & Trust Co	2,981,100
National Westminster Bank	227,600
Lloyds Bank	54,000
Citibank	351,565
Citibank NA	23,400
Deutsche Bank AG	2,434,710
Chase Manhattan Nominee Ltd	62,400
HSBC Bank plc	2,206,000
Mellon Bank N.A.	299,000
Northern Trust AVFC	375,800
KAS UK	133,100
Mellon Nominees (UK) Limited	301,700

Bank One London	322,200
Clydesdale Bank plc	58,200
HSBC	39,200
JP Morgan Chase Bank	17,200
iv)	CAPITAL INTERNATIONAL S.A.
State Street Nominees Limited	54,000
Bank of New York Nominees	11,000
Chase Nominees Limited	996,301
Credit Suisse London Branch	84,500
Midland Bank plc	190,000
Barclays Bank	51,500
Pictet & Cie, Geneva	27,100
Nortrust Nominees	11,000
Morgan Stanley	12,800
Royal Bank of Scotland	415,900
JP Morgan	1,009,500
National Westminster Bank	26,200
Lloyds Bank	67,500
RBSTB Nominees Ltd	184,500
Citibank NA	42,400
Deutsche Bank AG	161,700
HSBC Bank plc	776,800

v)	CAPITAL INTERNATIONAL, INC.
State Street Nominees Limited	2,996,500
Bank of New York Nominees	1,594,190
Northern Trust	77,300
Chase Nominees Limited	5,447,100
Midland Bank plc	148,800
Bankers Trust	60,200
Nortrust Nominees	625,900
State Street Bank & Trust Co	1,112,100
Citibank	38,100
Citibank NA	740,126
HSBC Bank plc	155,448
JP Morgan Chase Bank	168,800

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

3 FEBRUARY 2006

12. Total holding following this notification

72,853,507 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

6.114%

14. Any additional information

-

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

3 FEBRUARY 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.